VR HOLDINGS, INC.

1615 Chester Road

Chester, Maryland 21619

Telephone (443) 519-0129

September 26, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Application for Withdrawal Form RW with respect Post-Effective Registration Statement on Form S-1 filed on July 30, 2012, Commission File No. 333-166884

Gentlemen:

On September 26, 2012, VR Holdings, Inc. (the “Registrant”) filed a Request to Withdraw the above-referenced Post-Effective registration statement.  However, the Registrant inadvertently filed the request on a Form RW instead of a Form AW.  Accordingly, we hereby respectfully request that the Withdrawal on Form RW filed on September 26, 2012 be withdrawn.  The Registrant intends to re-file the request for withdrawal of the amendment on the proper Form AW promptly.

If you have any questions with respect to this matter, please call our attorney, Norman T. Reynolds, Esq. at (713) 503-9411.  Thank you for your assistance in this matter.

Very truly yours,

/s/John E. Baker

John E. Baker,

Chief Executive Officer